Exhibit (d)(7)
SSgA Funds Management Inc.
One Lincoln Street
Boston, MA 02111
April 28, 2011
David James, Secretary
State Street Master Funds
4 Copley Place, 5th floor, CPH 0326
Boston, MA 02116
Dear Mr. James:
     This letter serves to inform the State Street Master Funds (the “Trust”) that SSgA Funds Management, Inc. (“SSgA FM”), as investment adviser to State Street Equity 2000 Index Portfolio (the “Portfolio”), intends to continue to waive its management fee and/or to reimburse certain expenses of the Portfolio to keep the total annual operating expenses (exclusive of non-recurring account fees and extraordinary expenses) of the Portfolio at 0.15% and to establish a revised renewal date, from December 31, 2011 to April 30, 2012.
     This waiver initially went into effect on April 29, 2010 and is subject to automatic renewal for successive annual periods, until such a time as when SSgA FM provides notice to the Portfolio of its intent not to renew prior to the start of the next annual period. This waiver may not be terminated without prior approval from the Board of Trustees. The terms of the waiver are subject to the terms and conditions of the Investment Advisory Agreement between SSgA FM and the Trust, dated May 1, 2001 and as amended from time to time.
SSgA Funds Management, Inc.

By:	/s/ James Ross

Name: Title:	James Ross President